Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except for Ratios	2009	2008	2007	2006	2005
Fixed charges:
Interest expense including amortization of debt discount	$600	$511	$482	$477	$504
Portion of rentals representing an interest factor	155	226	237	243	220
Total fixed charges	$755	$737	$719	$720	$724
Earnings available for fixed charges:
Net income	$1,898	$2,338	$1,855	$1,606	$1,026
Equity earnings net of distributions	(42)	(53)	(69)	(59)	(48)
Income taxes	1,089	1,318	1,154	919	410
Fixed charges	755	737	719	720	724
Earnings available for fixed charges	$3,700	$4,340	$3,659	$3,186	$2,112
Ratio of earnings to fixed charges	4.9	5.9	5.1	4.4	2.9